UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: October 24, 2006

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	X	Form 40- F

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______]

Yes	No	X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______]

Yes	No	X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. (the “Partnership”), dated October 24, 2006.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP.

• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2006	TEEKAY LNG PARTNERS L.P. By: /s/ Peter Evensen Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY LNG PARTNERS L.P. Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE
TEEKAY LNG PARTNERS L.P. ANNOUNCES THIRD QUARTER 2006 EARNINGS CONFERENCE CALL

Nassau, The Bahamas, October 24, 2006 - Teekay LNG Partners L.P. (NYSE: TGP) plans to release its financial results for the third quarter of 2006 after market close on Wednesday, November 1, 2006.

The Partnership plans to host a conference call on Friday, November 3, 2006 at 11:00 a.m. (EST) to discuss the results for the quarter. All unitholders and interested parties are invited to listen to the live conference call through the Partnership’s web site at www.teekaylng.com.

A recording of the conference call will be available until Friday, November 10, 2006, by dialing (800) 642-1687 or (706) 645-9291 and entering access code 8803920. Alternatively, an archive of the conference call will remain on the Partnership’s web site until December 4, 2006.

About Teekay LNG Partners L.P.

Teekay LNG Partners is a Marshall Islands partnership recently formed by Teekay Shipping Corporation as part of its strategy to expand its operations in the liquefied natural gas (or LNG) shipping sector. Teekay LNG Partners L.P. provides LNG and crude oil marine transportation services under long-term, fixed-rate contracts with major energy and utility companies through its fleet of seven LNG carriers and eight Suezmax class crude oil tankers. Three of the seven LNG carriers are newbuildings scheduled for delivery in late 2006 and early 2007, in which Teekay LNG Partners will hold at least a 70% interest.

Teekay LNG Partners L.P. stock is listed on the New York Stock Exchange where it trades under the symbol “TGP”.

For Investor Relations enquiries contact:
Scott Gayton
Tel: + 1 (604) 609-6442

For Media enquiries contact:
Kim Barbero
Tel: + 1 (604) 609-6433

Web site: www.teekaylng.com